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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-26076
CUSIP NUMBER 829226109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sinclair Broadcast Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

10706 Beaver Dam Road
Address of Principal Executive Office (Street and Number)

Hunt Valley, Maryland 21030
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sinclair Broadcast Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 within the prescribed time period because the Company requires additional time to gather and analyze the financial information necessary to finalize such Form 10-Q.  In connection with the Company’s analysis of such financial information, a question has arisen regarding a technical accounting issue; specifically, whether to treat the Company’s election to exchange its Series D Convertible Exchangeable Preferred Stock (the “Preferred Stock”) for 6% Convertible Debentures due 2012 (the “Debentures”) as an exchange or as a redemption of the Preferred Stock. When such election to exchange securities was made in June 2005, the Company determined and its independent registered accounting firm, Ernst & Young LLP, concurred that the transaction could be accounted for as an exchange.  As a result of the current uncertainty regarding the appropriate accounting treatment, the Company made a written submission to the Securities and Exchange Commission (the “SEC”) on August 8, 2006, requesting the SEC’s view of the most appropriate accounting treatment for the transaction.  The Company intends to file its Quarterly Report on Form 10-Q no later than August 14, 2006.  This delay could not be eliminated by the Company without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David B. Amy	410	568-1500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We can not predict what the SEC’s view will be regarding this accounting treatment.  If it is determined that the most appropriate accounting treatment was that the transaction should have been accounted for as a redemption, the result would be that the Company would have recognized an increase in net earnings available to common shareholders related to the net gain on the redemption of the Preferred Stock of approximately $26 million in the three and six months ended June 30, 2005.  Additionally, the Company would have reduced the carrying value of its long-term debt by approximately $32 million, the difference between the fair value and face value of the Convertible Debentures at June 15, 2005, which would be amortized as non-cash interest expense through September 2012, and the Company would reclassify from additional paid in capital to accumulated deficit approximately $6 million related to the original issuance costs of the Preferred Stock

Sinclair Broadcast Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ David B. Amy
David B. Amy
Executive Vice President and Chief Financial Officer